FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of July 2012

RadView Software Ltd.
 (Translation of Registrant's Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

RADVIEW SOFTWARE LTD. ANNOUNCES PLANS TO DEREGISTER ITS ORDINARY SHARES

Rosh Ha’ayin, Israel, July 5, 2012 – RadView Software Ltd.  (the "Company", "RadView") (OTCBB: RDVWF), announced today that its Board of Directors has approved the voluntarily deregistration of its ordinary shares under the Securities Exchange Act of 1934, thereby suspending RadView's obligation to file annual and other reports with the Securities and Exchange Commission.

Among the factors considered by the Board of Directors in deciding to deregister the ordinary shares were the reduced expenses associated with compliance efforts and elimination of fees.

The ordinary shares are thinly traded, and RadView does not believe the benefits of being registered outweigh the costs. RadView believes that deregistration will reduce the Company's administrative expenses and enable management to focus more of its time and resources on operational matters that more directly impact shareholder value.

The Company anticipates the termination of registration will become effective 90 days following the filing of the Form 15 with the SEC. Upon filing of Form 15, the Company's obligation to file certain reports, including Form 20-F and Form 6-K, with the SEC, will immediately be suspended.

RadView reserves the right to delay or withdraw the filings for any reason prior to effectiveness.

RadView has not arranged for any other U.S. listing or registration on any other exchange or quotation medium within the United States.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant)

By:	/s/ Jaron Lotan
Jaron Lotan
Chairman of the Board of Directors

Dated: July 5, 2012